UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 25, 2017

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 25, 2017, ProQR Therapeutics N.V. (“ProQR” or the “Company”) (NASDAQ: PRQR), issued a press release titled, “ProQR Announces Positive Top-Line Results from a Phase 1b Study of QR-010 in Subjects with Cystic Fibrosis.” A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207245).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: September 25, 2017	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V., dated September 25, 2017, titled “ProQR Announces Positive Top-Line Results from a Phase 1b Study of QR-010 in Subjects with Cystic Fibrosis.”